UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Acquisition

22 July 2010

PEARSON AND SISTEMA EDUCACIONAL BRASILEIRO AGREE STRATEGIC PARTNERSHIP:
PEARSON TO ACQUIRE SEB'S SCHOOL LEARNING SYSTEMS BUSINESS

Pearson, the world's leading education company, and Sistema Educacional Brasileiro (SEB), one of Brazil's leading education companies, are today announcing a strategic partnership to develop educational products and services for the fast-growing Brazilian education market. Under the terms of the agreement, Pearson will acquire SEB's school learning systems business and will provide technology and materials to SEB's educational institutions.

Pearson has signed a definitive agreement to acquire SEB's learning systems division for a cash consideration of R$888m (US$497m; £326m) or R$22 per unit. The Zaher family, SEB's 70% majority shareholder, will retain SEB's school and higher education institutions, which will become major customers of Pearson.

The transaction will take place in two stages. First, following a reorganisation to separate the learning systems business from the rest of SEB, Pearson will pay 70% (R$613m) of the total purchase price to the Zaher family. Pearson will then launch a delisting tender offer and pay the remaining 30% (R$275m) to SEB's public shareholders. This process is expected to be completed in the second half of 2010. The closing is not conditional on antitrust or other regulatory approvals, but the transaction will be reviewed by Brazilian antitrust authorities.

Brazil is one of the world's largest education markets with 56m students and an educational materials market valued at approximately $2bn. SEB was founded more than 40 years ago and listed on Bovespa (Bovespa: SEBB11) in October 2007. It has strong positions in several key segments of the Brazilian education market:

·
It is a leading provider of sistemas (or 'learning systems') to pre-school, primary and secondary schools. A sistema is an integrated learning system incorporating curriculum design, teacher support and training, print and digital content, technology platforms, assessment and other services. SEB's four sistemas - COC, Dom Bosco, Pueri Domus and NAME - serve more than 450,000 students across both private and public schools.
·
It offers undergraduate and graduate programmes to approximately 9,000 college students and distance learning courses for undergraduate, graduate, test preparation and further education programmes.
·
It directly operates 31 schools providing full-time pre-school, primary, secondary and test preparation courses.

Based on current market conditions, Pearson expects SEB's learning systems division to generate revenues of around R$160m in 2010 and to continue to grow rapidly. The division has achieved average organic revenue growth of more than 20%, supplemented by acquisitions, and operating margins of around 35%. Pearson will invest to grow the business, integrating its content, assessment and digital services into SEB's sistemas and enabling SEB to provide a more complete offering to a wider range of schools and students. The integration of SEB's significant infrastructure with Pearson's existing business in Brazil will enable Pearson to reduce costs for the combined organisation.

Pearson expects the acquisition to enhance adjusted EPS from 2011, its first full year, and to generate a return on invested capital above Pearson's weighted average cost of capital from 2012.

This acquisition supports Pearson's goals of building significant education companies in selected fast-growing markets and applying its learning services and technologies to support governments and institutions in making educational opportunities more accessible and more effective. It extends Pearson's position as the world's leading education company and follows recent investments in both acquisitions and organic growth opportunities in China, India, Southern Africa and Nigeria.

Juan Romero, president of Pearson Latin America, will relocate to São Paulo to manage the business and lead Pearson's growth strategy for the region from Brazil.

John Fallon, chief executive of Pearson's international education company, said:

"Given the size and growth prospects of its education sector, Brazil has been a focus for Pearson for some time. In SEB, we are delighted to have found a dynamic partner who shares our vision and commitment for innovative and effective learning.
For Pearson, this also provides a platform to build a more significant Latin American business and takes us further into the provision of broad-based integrated education services."

ENDS

For more information:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith                   + 44 (0) 20 7010 2310

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   22 July, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary